20th of December 2007

PRANA BIOTECHNOLOGY LIMITED
(ASX: PBT)

Results of Annual General Meeting

The Company wishes to advise that the resolutions contained in the Notice of Meeting were duly carried on a show of hands.

In accordance with Section 251AA(1) of the Corporations Act 2001, the following information is provided in relation to the resolutions considered by Members of the Company at its Annual General Meeting held on 20 December 2007.

	Resolution	For	Undirected*	Against	Abstain
1	Re-Election of Dr. George Mihaly to Serve as a Director	13,323,760	20,977,181	347,050	278,766

2	Increase Share Pool	11,893,466	21,195,847	1,768,444	59,000

3	Approval of Grant of Unquoted Options to Mr. Geoffrey Kempler or his nominee	10,650,591	4,140,847	3,029,319	17,101,000

4	Approval of Grant of Unquoted Options to Mr. Brian Meltzer or his nominee	10,665,591	20,808,181	3,019,319	428,666

5	Approval of Grant of Unquoted Options to Mr. Peter Marks or his nominee	10,622,480	21,195,847	3,029,319	79,111

6	Approval of Grant of Unquoted Options to Dr. George Mihaly or his nominee	10,668,591	20,977,181	3,026,319	254,666

* All Undirected Proxies were voted in favour of the resolution.

Suite 2, 1233 High Street Armadale Victoria Australia 3143	Page 1 of 1	Telephone: 61 3 9824 8166 Facsimile: 61 3 9824 8161

	Resolution	For	Undirected*	Against	Abstain
7	Approval of Grant of Unquoted Options to Mr. Richard Revelins or his nominee	10,631,283	21,195,847	3,033,319	63,308

8	Change of Constitution	12,493,000	21,195,847	1,078,090	159,820

9	Non-Binding Adoption of Remuneration Report	12,518,191	21,196,847	972,174	207,887

* All Undirected Proxies were voted in favour of the resolution.

On behalf of the Board

/s/ Richard Revelins
Richard Revelins
Company Secretary
Prana Biotechnology Limited

Suite 2, 1233 High Street Armadale Victoria Australia 3143	Page 2 of 2	Telephone: 61 3 9824 8166 Facsimile: 61 3 9824 8161